SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This announcement contains inside information

Prudential plc - Update on separation of Jackson

Prudential announces plan to separate Jackson in Q2 2021 through demerger; Steven A Kandarian appointed Jackson Non-Executive Chair

●          Proposed demerger would accelerate Jackson separation and complete Prudential's transformation to focus exclusively on its high-growth Asia and Africa businesses
●          Former MetLife CEO Steven A Kandarian to serve as Non-Executive Chair of Jackson, effective 1 February 2021
●          Jackson RBC ratio expected to be 425-450 per cent at point of separation following recapitalisation from debt raising
●          Prudential considering equity raise of around $2.5-3 billion to increase financial flexibility and take advantage of Asia growth opportunities
●          2020 operating performance expected to be in line with current market expectations

The Board of Prudential plc ("Prudential" or "the Group") has decided to pursue the separation of its US business, Jackson Financial Inc. ("Jackson"), from the Group in the second quarter of 2021 through a demerger, whereby shares in Jackson would be distributed to Prudential shareholders. The demerger, which is subject to shareholder and regulatory approval, would lead to a significantly earlier separation of Jackson from the Group than would have been possible through a minority IPO and future sell-downs. This accelerated process would complete Prudential's transformation into a group focused exclusively on the high-growth opportunities of Asia and Africa. At the point of demerger, Prudential would retain a 19.9 per cent non-controlling interest in Jackson, which the Group would monetise over time to support investment in Asia.

Prudential is also pleased to announce the appointment of Steven A Kandarian as Non-Executive Chair of Jackson's Board of Directors. Mr Kandarian, the former Chief Executive Officer of the US life insurer MetLife, will assume his new role on 1 February 2021, and will bring substantial and relevant experience to the governance and leadership of an independent Jackson. Additional appointments of independent directors for Jackson will be announced in due course. Following the proposed separation, Jackson expects to list on the New York Stock Exchange using the ticker "JXN".

Jackson is revising its hedge modelling for US statutory standards for calculating reserves and capital from 31 December 2020, which is estimated to reduce Jackson's Risk Based Capital (RBC) ratio1 by around 80 percentage points. Allowing for this change and other second-half 2020 items, Jackson's RBC ratio as at 31 December 2020 is estimated to be around 340 to 355 per cent. At the point of proposed separation, Jackson expects to have an RBC ratio in the range of 425 to 450 per cent and total financial leverage2 in the range of 25 to 30 per cent, subject to market conditions. Jackson expects to achieve this level of RBC at the point of separation by contributing proceeds of its debt and hybrid capital raising to its regulated insurance subsidiaries. As a result, Jackson does not expect to pay a pre-separation dividend to Prudential.

Following completion of the separation of Jackson, Prudential will be wholly focused on its growing health & protection and savings markets in Asia and Africa. These regions offer attractive demographic characteristics and have generally low levels of penetration of insurance products. Prudential expects to maintain its existing strong credit ratings and growth trajectory, including a focus on achieving sustained double-digit growth in embedded value per share. As at 31 December 2020, pro forma for the separation of Jackson and assuming no pre-separation dividend, the debt-leverage ratio3 for Prudential is estimated to be in the low 30s in percentage terms. Following the demerger, as a pure-play Asia and Africa business, Prudential will target a debt-leverage ratio of around 20 to 25 per cent over the medium term. Prudential may operate outside this range temporarily to take advantage of growth opportunities with attractive risk-adjusted returns as they arise, while still preserving its strong credit ratings.

While Prudential is a strongly capital-generative business, in order to accelerate de-levering during 2021 through the redemption of existing high-coupon debt, Prudential is considering raising new equity of around $2.5-3 billion in Hong Kong or London, or both, with an objective being to increase the Group's investor base in Asia. Such a transaction, if executed, would maintain and enhance the Group's financial flexibility in light of the breadth of the opportunities to invest in growth.

The Group confirms that the overall quarterly sales trajectory in Asia has continued to improve during the second half of 2020 and operating performance for 2020 is anticipated to be in line with current market expectations. Prudential plc expects to announce its 2020 preliminary results on 3 March 2021.

Mike Wells, Group Chief Executive of Prudential, said: "Our priorities as a Group remain, first, to ensure our investors fully benefit from the opportunities of Asia and, second, to pursue, at pace, a fully independent Jackson. The demerger we are announcing today will significantly accelerate Prudential's transformation into a business purely focused on profitable growth in Asia and Africa. I am delighted that Steve has agreed to join as Chair of Jackson. He brings an unrivalled track record in the US life insurance sector, and I am more confident than ever that Jackson will flourish as a separate business. Any future equity raising by Prudential will allow us to capture even more fully the rapid growth in the health, protection and savings needs of people in our chosen markets."

Steven A Kandarian said: "I am honoured to lead Jackson's board as Non-Executive Chair at this pivotal time. Jackson is a market leader in helping US investors meet their retirement income needs and I look forward to supporting Jackson's growth and success as an independently listed company."

Michael Falcon, Chief Executive Officer of Jackson, said: "As we move closer to the demerger, Jackson continues its core focus on providing industry-leading products and services to our clients, managing risk and generating capital returns for shareholders. Steve brings significant insurance sector experience to Jackson that will serve our firm and stakeholders well. We are excited to have him on board and look forward to benefiting from his insights and guidance in years to come."

A conference call will be held for investors and analysts at 09.30 GMT/17.30 HKT/04.30 EST today 28 January 2021. Dial-in details are +44 20 3936 2999. Pass code 284802.

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

Notes

1 The RBC ratio, throughout this announcement,  is calculated for Jackson National Life, Jackson's main regulated insurance entity, and its subsidiaries
2 Calculated on a US GAAP basis as the ratio of total debt (including senior debt, hybrid debt and preferred securities) to total debt and shareholders' equity (excluding Accumulated Other Comprehensive Income)
3 Calculated on a Moody's total leverage basis

Notes to editors

Additional information for investor and analyst conference call

Alternative numbers:
United Kingdom               0800 640 6441
United Kingdom (Local) 020 3936 2999
All other locations            +44 203 936 2999
United States (Local)       1 646 664 1960
Hong Kong (Local)            580 33 413

Pass code                            284802

Transcript: Following the conference call, a transcript will be published on the Investor Relations page of Prudential plc's website on 1 February 2021.

Playback facility: Please use the following for a playback facility: +44 (0) 20 3936 3001 (UK and international) replay code 041866. This will be available from approximately 3.00pm (UK time) on 28 January 2021 until 11.59pm (UK time) on 11 February 2021

Person responsible

The person responsible for arranging the release of this announcement on behalf of Prudential plc is Tom Clarkson, Company Secretary.

About Steven A Kandarian

From 2012 to April 2019, Mr Kandarian served as Chairman of the Board, President and Chief Executive Officer of MetLife, Inc., a leading financial services company providing insurance, annuities, and asset management. He was named President and Chief Executive Officer in 2011 and served as Executive Vice President and Chief Investment Officer from 2005 to 2011. During his time leading MetLife, Mr Kandarian spun off the company's US retail business into a separately listed company, Brighthouse Financial; made significant technological and operational improvements; tripled the company's free cash ratio; returned more than $10 billion in capital through share repurchases; and increased the company's dividend at an 11.4 per cent compound annual growth rate. Mr Kandarian has also served as an executive director of the Pension Benefit Guaranty Corporation from 2001 to 2004, as the founder of Orion Partners, LP from 1993 to 2001, as the founder of Eagle Capital Holdings from 1990 to 1993 and as a managing director of Lee Capital Holdings from 1984 to 1990. Mr Kandarian currently serves as a director of ExxonMobil, Neuberger Berman and the Damon Runyon Cancer Research Foundation. He is a member of the Business Council. Age 68.

About Jackson

Jackson is a leading provider of retirement products for industry professionals and their clients. The company and its affiliates offer variable, fixed and fixed index annuities designed for tax-efficient growth and distribution of retirement income for retail customers, as well as products for institutional investors. Jackson is a proud founding member and co-chair of the Alliance for Lifetime Income, a nonprofit 501(c)(6) organisation formed and supported by 24 of the nation's financial services organisations to create awareness and educate Americans about the importance of protected lifetime income. With $296.6 billion in IFRS assets*, the company prides itself on sound corporate risk management practices and strategic technology initiatives. Focused on thought leadership and education, Jackson provides industry insights and financial representative training on retirement planning and alternative investment strategies. The company is also dedicated to corporate philanthropy and supports nonprofits focused on strengthening families and creating economic opportunities in the communities where its employees live and work. For more information, visit www.jackson.com.

*Jackson has $296.6 billion in total IFRS assets and $265.7 billion in IFRS policy liabilities set aside to pay primarily future policyowner benefits (as of June 30, 2020).

Jackson is an indirect subsidiary of Prudential plc.

About Prudential plc

Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps people get the most out of life through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Forward-Looking Statements

This announcement may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statement to differ materially from those indicated in such forward-looking statement. Such factors include, but are not limited to, the impact of the current Covid-19 pandemic, including adverse financial market and liquidity impacts, responses and actions taken by regulators and supervisors, the impact to sales, claims and assumptions and increased product lapses, disruption to Prudential's operations (and those of its suppliers and partners), risks associated with new sales processes and information security risks. future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the impact of economic uncertainty, asset valuation impacts from the transition to a lower-carbon economy, derivative instruments not effectively hedging exposures arising from product guarantees, inflation and deflation and the performance of financial markets generally. global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of executive powers to restrict trade, financial transactions, capital movements and/or investment. the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as new government initiatives generally. given its designation as an Internationally Active Insurance Group ("IAIG"), the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors. the impact of competition and fast-paced technological change. the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates. the physical impacts of climate change and global health crises on Prudential's business and operations. the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries. the impact of internal transformation projects and other strategic actions failing to meet their objectives. the ability to complete a potential demerger of Jackson, or one of its related companies, or other strategic options in relation to Jackson, or one of its related companies. the effectiveness of reinsurance for Prudential's businesses; the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events. disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners). any ongoing impact on Prudential of the demerger of M&G plc. the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. the impact of legal and regulatory actions, investigations and disputes. and the impact of not adequately responding to environmental, social and governance issues. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statements to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of its most recent Annual Report and annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' heading of its subsequent Half Year Financial Report. Prudential's most recent Annual Report, Form 20-F and Half Year Financial Report are available on its website at www.prudentialplc.com.

Any forward-looking statements contained in this announcement speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this announcement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

Cautionary Statements

This announcement does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 January 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer